[redacted]

09058571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Auto Club Funds, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Auto Club Drive
(No. and Street)

Dearborn (City) MI (State) 48126 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Margaret A. Scheske (313) 336-9002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

One Kennedy Square, 777 Woodward Ave., Suite 1000, Detroit, MI 48226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Margaret A. Scheske, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Auto Club Funds, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAMILLE I. REID
NOTARY PUBLIC, STATE OF MI
COUNTY OF WASHTENAW
MY COMMISSION EXPIRES Oct 12, 2012
ACTING IN COUNTY OF Wayne

Margaret A. Scheske
Signature

VP & Chief Accounting Officer
Title

Camille I. Reid
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities and Exchange Commission

Washington, D.C.

Annual Audited Report

Dated--December 31, 2008

Auto Club Funds, Inc.
(Name of Respondent)

1 Auto Club Drive, Dearborn, Michigan 48126
(Address of principal executive office)

Gary S. Dick
Secretary & Treasurer
Auto Club Funds, Inc.
1 Auto Club Drive
Dearborn, Michigan 48126
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Auto Club Funds, Inc.
Financial Statements
Schedules and Supplementary Information

December 31, 2008

Contents

Ernst & Young

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-5495

Tel: 313 628 7100

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Auto Club Funds, Inc.

We have audited the accompanying statement of financial condition of Auto Club Funds, Inc. (the Company) as of December 31, 2008, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Auto Club Funds, Inc. at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. 8 Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 11, 2009

Auto Club Funds, Inc.
Statement of Financial Condition

December 31, 2008

Assets		
Cash and cash equivalents	$	192,294
Security owned, at fair value		74,130
Accounts receivable		2,250
Accrued investment income		105
Total Assets	$	268,779
Liabilities and Stockholder's Equity		
Liabilities		
Payable to affiliate	$	22,606
Stockholder's equity		
Common stock, par value $1 per share, 100,000 shares authorized, issued and outstanding		100,000
Additional paid in capital		150,000
Accumulated deficit		(3,827)
Total stockholder's equity		246,173
Total Liabilities and Stockholder's Equity	$	268,779

See accompanying notes.

Auto Club Funds, Inc.
Statement of Loss

Year Ended December 31, 2008

Revenues	
Commissions	$ 216,465
Interest, net of investment expenses	4,010
Realized capital gain on security	18,563
Unrealized loss on security	(111,408)
	127,630
Expenses	
Management fees	288,817
Loss Before Federal Income Tax Benefit	(161,187)
Deferred federal income tax benefit	(24,700)
Net Loss	$ (136,487)

See accompanying notes.

Auto Club Funds, Inc.
Statement of Cash Flows

Year Ended December 31, 2008

Cash Flows from Operating Activities	
Net loss	$ (136,487)
Adjustments to reconcile net loss to net cash used in operating activities	
Provision for deferred federal income taxes	(24,700)
Changes in operating assets and liabilities	
Securities owned, net	133,728
Accounts receivable	6,104
Accrued investment income	932
Payable to parent and affiliate	(67,938)
Net Cash Used in Operating Activities	(88,361)
Cash and cash equivalents at January 1, 2008	280,655
Cash and cash equivalents at December 31, 2008	$ 192,294

See accompanying notes.

Auto Club Funds, Inc.
Statement of Changes in Stockholder's Equity

Year Ended December 31, 2008

	Common Stock	Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Balance at January 1, 2008	$ 100,000	$ 150,000	$ 132,660	$ 382,660
Net loss			(136,487)	(136,487)
Balance at December 31, 2008	$ 100,000	$ 150,000	$ (3,827)	$ 246,173

See accompanying notes.

Auto Club Funds, Inc.
Notes to Financial Statements

December 31, 2008

Note A--Organization

Auto Club Funds, Inc. (Funds) is registered as a broker-dealer under the Securities Exchange Act of 1934. Funds' transactions as a broker-dealer are limited to the sale of redeemable securities of registered investment companies and variable annuity contracts in the State of Michigan. Funds is subject to regulation, examination and supervision by the Financial Industry Regulatory Authority (FINRA).

Funds is a wholly owned subsidiary of Auto Club Insurance Association (the parent company), a reciprocal insurance exchange.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future, as more information becomes known which could impact the amounts reported and disclosed herein.

Note B--Significant Accounting Policies

Cash Equivalents

Cash equivalents are stated at fair value (approximating cost) and consist primarily of money market funds, which are highly liquid.

Commissions

Commission income is reflected as revenue as the underlying securities transactions occur.

Related Party Transactions

Funds operates under a management services agreement with Auto Club Services, Inc. (ACS), a wholly owned subsidiary of The Auto Club Group (ACG). ACG is affiliated with the parent company. ACS provides management services to Funds, the parent company and other affiliated organizations. ACS receives a management fee equal to the cost of the services it provides.

(Continued)

Auto Club Trust, FSB (Trust), a subsidiary of the parent company, was the investment manager for Funds through May 31, 2008. Effective June 1, 2008, ACS became the investment manager for Funds. All assets not designated to an external manager were managed under these agreements. For the services provided, Funds paid an investment management fee of 0.05% of the prior month's ending market value of the portfolio under management. Under these arrangements, Funds incurred investment management expenses of $179 ($88 paid to Trust and $91 paid to ACS).

Security Owned

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157 *Fair Value Measurements*. SFAS No. 157 redefines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. SFAS 157 establishes a three level hierarchy for fair value measurements based upon the nature of the inputs to the valuation of an asset or liability.

At December 31, 2008, Funds owns one security, NASDAQ common stock, with a cost of $52,680, unrealized gains of $21,450 and a fair value of $74,130. The fair value of the security is based on quoted prices for identical assets in an active market (Level 1 Measurements).

Funds adopted the provisions of SFAS No. 157 as of January 1, 2008. There was no impact on Funds' financial statements from implementing this Statement.

Realized gains and losses are determined using the specific identification method. Realized and unrealized gains and losses are recorded on the Statement of Loss.

Recently Issued/Adopted Financial Accounting Standards

In February 2007, the FASB issued SFAS No. 159 *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.* SFAS No. 159 provides entities with the option of recording many financial instruments and certain other items at fair value and further modifies disclosure requirements regarding such fair values. Funds adopted the provisions of SFAS No. 159 as of January 1, 2008. There was no impact on Funds financial statements from implementing this Statement.

(Continued)

On December 30, 2008, the FASB issued Staff Position 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, deferring the effective date of FASB Interpretation No. 48, *Accounting for Uncertainty of Income Taxes* (FIN 48), for certain nonpublic enterprises until fiscal years beginning after December 15, 2008. FIN 48 provides guidance for recognizing and measuring the financial statement impact of tax positions taken or expected to be taken in a tax return and also provides guidance related to disclosure requirements. Funds has elected to defer the application of FIN 48 until 2009. The adoption of FIN 48 will not have a material effect on Funds financial statements.

Note C--Federal Income Taxes

Funds is included within the parent company's consolidated federal income tax return along with the following affiliated companies: the parent company, Auto Club Group Insurance Company, MemberSelect Insurance Company, Auto Club Property-Casualty Insurance Company, Auto Club Trust and Auto Club Group Insurance Agency, LLC. Federal income taxes are computed based on Funds' separate taxable income using the parent company's consolidated tax rate. Taxable income differs from book income for items that are treated differently in the tax return and financial statements. Differences relate primarily to the timing of unrealized gains on securities and the use of operating losses. At December 31, 2008, Funds has net operating loss carryforwards of $111,886, which will begin to expire in 2025. In the consolidated return, Funds' net operating loss is used to offset the parent company's taxable income.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Funds' deferred tax asset and liabilities at December 31, 2008 are as follows:

Deferred tax assets	
Net operating loss carryforward	$ 39,160
Other	47
Total deferred tax assets	39,207
Deferred tax liability	
Unrealized gains on security	(7,507)
Net deferred tax asset	31,700
Less: valuation allowance for deferred tax asset	(31,700)
Deferred tax asset, net of valuation allowance	$ -

Funds recorded a valuation allowance of $31,700 at December 31, 2008 to recognize the uncertainty of realizing the net deferred tax asset.

(Continued)

A reconciliation of the federal income tax provision as of December 31, 2008 and the amount computed by applying the statutory federal income tax rate to loss before federal income tax benefit is as follows:

Tax benefit at U.S. statutory rate	$ (56,415)
Change in valuation allowance	31,700
Other, net	15
	$ (24,700)

Note D--Net Capital Requirements

Funds is required to maintain the greater of 6-2/3% of aggregate indebtedness or $5,000 as minimum net capital as defined under Rule 15c3-1 of the Securities Exchange Act of 1934. The minimum net capital requirement at December 31, 2008 is $5,000.

Note E--Subsequent Events

Subsequent to December 31, 2008, the credit and liquidity crisis in the United States and throughout the global financial system continues to trigger substantial negative volatility in world financial markets. As a result, Funds' investment portfolio has incurred an 11% decline in fair value since December 31, 2008. However, because the value of Funds' security has and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot presently be determined.

Auto Club Funds, Inc.
Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2008

Computation of Net Capital	
Total stockholder's equity (from Statement of Financial Condition)	$ 246,173
Less:	
Non-allowable assets	450
Undue concentration	7,434
Haircut deduction	14,856
Net Capital	$ 223,433
Total aggregate indebtedness from Statement of Financial Condition	$ 22,606
Computation of Basic Net Capital Requirements	
Net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 218,433
Percent of aggregate indebtedness to net capital	10.12%
Percent of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this report and the computations included in Funds' corresponding unaudited Form x-17a-5 Part IIA filing as of December 31, 2008.

Auto Club Funds, Inc.
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

Funds is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k) (1) thereof.

Auto Club Funds, Inc.
Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

Funds is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k) (1) thereof.

Auto Club Funds, Inc.
Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Option Accounts

December 31, 2008

Funds does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-5495

Tel: 313 628 7100

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors and Stockholder
Auto Club Funds, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Auto Club Funds, Inc. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ernst & Young

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 11, 2009